UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number
001-16485

(Check One):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form 10-D	☐Form N-SAR	☐Form N-CSR

For Period Ended: April 30, 2006

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

     Krispy Kreme Doughnuts, Inc.

Full Name of Registrant

     N/A

Former Name if Applicable

     370 Knollwood Street, Suite 500

Address of Principal Executive Office (Street and Number)

     Winston-Salem, North Carolina 27103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Krispy Kreme Doughnuts, Inc. (the "Company") is unable to file timely a quarterly report on Form 10-Q for the quarter ended April 30, 2006 (the first quarter of fiscal 2007) because the Company devoted substantial resources to completing its annual report on Form 10-K for fiscal 2005, which was filed on April 28, 2006. In addition, there have been substantial resources devoted by the Company to completing its annual report on Form 10-K for fiscal 2006 and its quarterly reports on Form 10-Q for the first three quarters of fiscal 2006. Until such reports are complete, the Company is unable to finalize its quarterly report on Form 10-Q for the first quarter of fiscal 2007.

The Company has not yet filed its Annual Report on Form 10-K for fiscal 2006, its Quarterly Reports on Form 10-Q for the first three quarters of fiscal 2006 or the third quarter of fiscal 2005 or its Annual Report on Form 11-K for the period ended December 31, 2004 (such reports, together with the Quarterly Report on Form 10-Q for the first quarter of fiscal 2007, the “Exchange Act Reports”).

The Company intends to file the Exchange Act Reports at the earliest practicable date.

Item 9A of the Company’s Annual Report on Form 10-K for fiscal 2005 reported a number of material weaknesses in the Company’s system of internal accounting control over financial reporting. Management is in the process of completing its assessment of internal control over financial reporting for fiscal 2006. While that assessment is not yet complete, management believes it is likely that it will conclude that the Company’s system of internal control over financial reporting was not effective as of January 29, 2006 because of the existence of material weaknessess in internal controls over financial reporting at that date.

PART IV — OTHER INFORMATION

1.  Name and telephone number of person to contact in regard to this notification

Michael C. Phalen (336) 733-3707
(Name) (Area Code) (Telephone Number)

2.  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☐  Yes          ☒No

Annual Report on Form 10-K for the period ended January 29, 2006.

Quarterly Report on Form 10-Q for the period ended October 30, 2005.

Quarterly Report on Form 10-Q for the period ended July 31, 2005.

Quarterly Report on Form 10-Q for the period ended May 1, 2005.

Annual Report on Form 11-K for the period ended December 31, 2004.

Quarterly Report on Form 10-Q for the period ended October 31, 2004.

3.  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒   Yes          ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Annex A attached hereto.

                  Krispy Kreme Doughnuts, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 12, 2006	By: /s/ Michael C. Phalen Name: Michael C. Phalen Title: Chief Financial Officer

ANNEX A

On a preliminary basis, the Company expects to report revenues of approximately $116 million for the first quarter of fiscal 2007, which ended April 30, 2006, compared to revenues of approximately $153 million for the first quarter of fiscal 2006. The decrease in revenues principally reflects a decrease in the number of Company stores, lower sales to franchisees from the Company’s Manufacturing and Distribution segment and lower royalties and fees from franchisees.

Systemwide sales fell approximately 17% in the first quarter of fiscal 2007 compared to the first quarter of the prior year primarily due to a 19% decrease in the number of factory stores to approximately 310 (total stores, including satellites, decreased 6%).  Average weekly sales per factory store (which is computed by dividing sales from all factory and satellite stores by the number of factory stores in operation) increased approximately 10% and 2% in Company stores and systemwide, respectively, compared to the first quarter of fiscal 2006.  Average weekly sales per store (which is computed by dividing sales from all factory and satellite stores by the aggregate number of all such stores in operation) increased approximately 10% for Company stores and decreased approximately 11% systemwide, compared to the first quarter of fiscal 2006.  The average sales per unit data reflect, among other things, store closures and the related shift in off-premises doughnut production into a smaller number of stores.

Systemwide sales data include sales at all Company and franchise locations.  Systemwide sales is a non-GAAP financial measure; however, the Company believes systemwide sales information is useful in assessing the overall performance of the Krispy Kreme brand and, ultimately, the performance of the Company.

The Company’s financial results continue to be adversely affected by the substantial costs associated with the legal and regulatory matters previously disclosed by the Company. The Company expects to report a net loss for the first quarter of fiscal 2007.